MARK V. WILNEWIC, CPA
900 GERALD AVENUE
SOUTH ELGIN, IL 60177
847-529-7375   mvwcpa@aol.com

Independent Auditor's Report

To The Members Of
The Italian Café, LLC

We have audited the accompanying balance sheets of The Italian Café, LLC as of December 31, 2017 and the related statement of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Italian Café, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mark V. Wilnewic, CPA
License #065-021225
Expires September 30, 2018

April 4, 2018

EXHIBIT __H__

The Italian Cafe, LLC
Balance Sheet
December 31, 2017

ASSETS	
Cash on hand and in bank	$86
Accounts Receivable (net) - Notes 3 and 6	106,645
Due from affilated companies - Note 6	116,471
Other Current Assets	0
Total Current Assets	**223,202**
Investments	63,160
Total Assets	**$286,362**
LIABILITIES AND MEMBERS' EQUITY	
Accounts Payable and accrued expenses	764
Accrued Salary and payroll taxes	0
Accrued Interest Payable	0
Due to affiliated companies - Note 6	95,268
Total Current Liabilities	**96,032**
MEMBERS' EQUITY	
Member's Equity - Common	176,000
Capital Contribution	0
Distributions	0
Retained Earnings	0
Balance, January 1	17,232
Net Income for the Year	(2,902)
Balance, December 31	14,330
Total Members' Equity	**190,330**
Total Liabilities and Members' Equity	**$286,362**

The accompanying footnotes are an integral part of these financial statements

The Italian Cafe, LLC
Statement of Earnings
December 31, 2017

Revenue:	
Interest Income	$19,899
Total Revenues	$19,899
Expenses:	
Advertising	10,288
Bank Service Charges	185
Professional Fees	4,562
Miscellaneous	164
Total Expenses	15,199
Net Ordinary Income (Loss)	4,700
Taxes	(478)
Interest Expense	(7,124)
Net Income (Loss)	($2,902)

The Italian Cafe, LLC
Statement of Cash Flows
December 31, 2017

OPERATING ACTIVITIES:	
Net Income (Loss)	($2,902)
INVESTING ACTIVITIES:	
Decrease (Increase) in amount due from affilated companies - Note 5	6,329
Increase In Accounts Receivable	(9,529)
Net Cash from Investing Activities	($3,200)
FINANCING ACTIVITIES:	
Increase in Accounts Payable	764
Increase (decrease) in amount due to affiliated companies - Note 5	4,460
Net Cash from Financing Activities	$5,224
Net Cash Increase (Decrease)	($878)
Beginning Cash Balance	964
Ending Cash Balance	$86

The accompanying footnotes are an integral part of these financial statements

The Italian Café, LLC
Lake Zurich, IL
Notes To Balance Sheet
December 31, 2017

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION, AND OTHER MATTERS

Organization – The Italian Café, LLC is a privately held limited liability company organized under the laws of Illinois to provide financing for restaurant / video gaming establishments.

Note 2 - INCOME TAXES

The company has been organized as a limited liability company and has elected to be treated as a partnership under the provisions of the Internal Revenue Code. As such, the partners are taxed on their proportionate share of the LLC's taxable income. Accordingly, no provision or liability for federal income taxes have been included in the financial statements.

Note 3 – ACCOUNTS RECEIVABLE

Due From Luigi"s $106,645

Note 4 – DUE FROM AFFILIATES

Due From The Italian Café, LLC Series A & C $116,471

The Italian Café, LLC Series C has the same ownership as The Italian Café, LLC.

Note 5 – DUE TO AFFILIATES

Due to Senior Homes, LLC	$90,251
Due to The Italian Café, LLC Series B	581
Due to M2K	4,436
Total	$95,268

A. Senior Homes, LLC owns a 50% interest in The Italian Café, LLC
B. M2Kof Chicago, LLC owns a 50% interest in The Italian Café, LLC
C. The Italian Café, LLC Series A, B and C all share the same ownership as The Italian Café, LLC